EXHIBIT 99.1

Re:	Request Submitted to Ministry of Communications

Ramat Gan, Israel – May 31, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company reports that it submitted a formal request to Israel’s Ministry of Communications in connection with the control permit of Bezeq, the Israel Telecommunication Corp. Ltd. ("Bezeq"), which was granted to the Company and to other entities of the Eurocom group.

The formal request asks the Ministry to approve that the Company and its subsidiary, B Communications Ltd. will continue to be considered controlling shareholders of the Bezeq group, as long as Eurocom Communications Ltd. and Shaul and Yossef Elovitch hold, taken together, 35% or more of the holdings in the Company.

At this stage, the Company is unable to estimate the outcome of the request or its chances of being approved.

The Company has begun to examine the possibility of raising capital by means of a private placement in Israel, which may include issuance of warrants. The Company is in preliminary discussions with various possible investors in Israel.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.